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                            June 29, 2023

       Shaozhang Lin
       Chief Executive Officer
       Youxin Technology Ltd
       Room 802, 803, No. 13 Hai   an Road
       Tianhe District, Guangzhou
       Guangdong Province, People's Republic of China

                                                        Re: Youxin Technology
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 2,
2023
                                                            CIK No. 0001964946

       Dear Shaozhang Lin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Provide a description of how cash is transferred through your organization. State whether any transfers,
dividends, or distributions have been made to date between the holding company, its
subsidiaries, or to investors, and quantify the amounts where applicable.
                                                        Provide
cross-references to the consolidated financial statements. Also disclose whether
                                                        the company has written
cash management policies and procedures that dictate how funds are transferred, and if
so, describe these policies and procedures.
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology Ltd
Comapany
June       NameYouxin Technology Ltd
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
2. We note your discussion of the CSRC trial measures on page 24, including your statement that you have to file with the CSRC with respect to this offering. Please revise your cover page to briefly explain whether and how you qualify as a direct overseas listing, an indirect overseas listing, or neither. Include similar disclosures in your prospectus summary and risk factors sections.
3. We note the disclosure that your reference to China or the PRC excludes Taiwan, Hong
         Kong, and Macau. Please clarify that the    legal and operational
risks associated with
         operating in China also apply to operations in Hong Kong/Macau/Taiwan. In addition, to the extent material, discuss the applicable laws and regulations in Hong Kong/Macau/Taiwan, as applicable, as well as the related risks and consequences.
         In addition, consider making conforming changes in your Regulations section on page 84 to address regulations in Hong Kong/Macau/Taiwan that may affect your business operations.
Prospectus Summary, page 3

4. Please revise the diagram of the company's corporate structure to be easily legible. In your diagram, identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted.
5. In your summary of risk factors, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each of the risks related to doing business in China, provide a specific cross-reference to the more detailed risk factor.
6. In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology Ltd
Comapany
June       NameYouxin Technology Ltd
     29, 2023
June 29,
Page 3 2023 Page 3
FirstName LastName
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. In the prospectus summary, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer.
         Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
8. We note your disclosure in the forefront of the registration statement related to the increase in the company's revenues and gross profit in fiscal years 2021 and 2022.
         Balance this disclosure with equally prominent disclosure of the company's net loss for the same periods.
Implications of Being and Emerging Growth Company, page 8

9. Please note that your election to take advantage of the extended transition period for complying with new or revised accounting standards is not irrevocable. Please revise your disclosures as necessary. Refer to Question 37 of the FAQ on Title 1 of the JOBS
         Act.
Risk Factors, page 12

10. Please add a risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
11. Please revise your risk factor disclosure to indicate you have a history of losses and highlight the explanatory paragraph in your audit opinion raising substantial doubt about your ability to continue as a going concern. Additionally, disclose the potential effect the going concern opinion may have on your ability to raise additional funds through equity or debt financing.
As more of our sales efforts are targeted at larger enterprise clients..., page
16

12. We note your disclosure that your ability to maintain close relationships with your major clients is essential to the success of your business. To the extent material, revise to discuss the material terms of any agreements with your major clients, including termination provisions, and file those agreements as exhibits or tell us why it is not required.
 Shaozhang Lin
Youxin Technology Ltd
June 29, 2023
Page 4
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Overview, page 51

13. Please revise the MD&A Overview section to discuss management's plans to scale your operations. Address any milestones you intend to reach, the steps you will take to achieve each milestone, and the anticipated timing. Also, revise your liquidity discussion to address and quantify any material cash requirements needed to reach such milestones.
         Refer to Item 5 of Form 20-F.
14. You state that new customer acquisition and expanding usage by existing customers are factors affecting your results of operations. Please tell us what measure(s) you use to monitor the retention and acquisition of customers as well as expansion of existing customers and revise to include a quantified discussion of such measures. Refer to SEC
         Release 33-10751.
15. We note that "as of September 30, 2022, three suppliers accounted for 87% of [y]our accounts payable" and that "as of September 30, 2021, one supplier accounted for 83% of
         [y]our accounts payable." Please revise your disclosure where appropriate to provide a more complete discussion of your relationship with your suppliers and quantify the percentage of accounts payable each of the top three suppliers accounted for. In addition, clarify whether you have material agreements with any of your suppliers upon which you are substantially dependent, and file those agreements as exhibits. Refer to Item
         601(b)(10) of Regulation S-K.
Liquidity and Capital Resources, page 58

16. Please clarify whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Refer to Item 5.B of
         Form 20-F, and Section IV of SEC Release No. 33-8350.
Consolidated Financial Statements of Youxin Technology Ltd., page F-3

17. We note that your financial statements are giving retroactive effect to the issuance of shares effected on April 12, 2023. However, it is unclear from your disclosures in Note
       13 whether such issuance is part of the reorganization described in Note
1. Please explain
       and revise your disclosures throughout the filing, as necessary. In your response, tell us your basis for presenting the issuance of such shares on a retrospective basis and provide
FirstName LastNameShaozhang Lin
       the specific accounting guidance you relied upon to support your conclusion. Also,
Comapany    NameYouxin
       explain            Technology
               why the information   in Ltd
                                        your pro forma capitalization table
differs from your
       financial
June 29,         statements.
         2023 Page   4
FirstName LastName
 Shaozhang Lin
FirstName  LastNameShaozhang Lin
Youxin Technology Ltd
Comapany
June       NameYouxin Technology Ltd
     29, 2023
June 29,
Page 5 2023 Page 5
FirstName LastName
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
f. Cash and cash equivalents, page F-10

18. Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that, at a minimum, you separately provide the amounts held in cash, time deposits and liquid investments. To the extent you hold
any types of    highly
         liquid investments,    tell us what they are and provide the amounts
held in each.
l. Revenue Recognition, page F-12

19. Please tell us, and revise to disclose, the cancellation terms and refund policy for each of your revenue streams.
Note 15. Concentrations and Risks
Concentrations, page F-27

20. Please revise to provide a breakdown of revenue from each customer that accounted for more than 10% of your revenue for each period presented. In this regard, identify and distinguish each customer by reference to customer A, customer B, customer C, as an example. Similar disclosures should be provided for your concentration of accounts receivable. Refer to ASC 280-10-50-42 and ASC 275-10-50-18(a).
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Anthony Basch